EXHIBIT 21.1

LIST OF SUBSIDIARIES OF THE INVENTURE GROUP, INC.

Name of Subsidiary	State of Incorporation/Formation
La Cometa Properties, Inc.	Arizona
Tejas PB Distributing, Inc.	Arizona
Poore Brothers – Bluffton, LLC	Delaware
Boulder Natural Foods, Inc.	Arizona
BN Foods, Inc.	Colorado
Rader Farms, Inc.	Washington